

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 29, 2010

Mr. Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **RE: China Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-34386**

Dear Mr. Yu:

We have reviewed your response letter dated June 8, 2010 and your filings and have the following comments. As noted in our letter dated May 25, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1. Please note that the acknowledgements requested on page four of our letter dated May 25, 2010 should be provided by an officer of the Company.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that your audit report was signed by an audit firm based in New York, New York. We also note that you conduct all of your operations, generate substantially all of your revenues and locate your assets in the People's Republic of China. After asking

Mr. Xiqun Yu
China Education Alliance, Inc.
June 29, 2010
Page 2

your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in New York, New York.

1. Organization and Description of Business, page F-7

3. We note your response to comment four from our letter dated May 25, 2010. Please tell us in detail how you concluded that you "did not have effective control over WEI's operations. Include in your response whether you have management and/or voting control of WEI.

Form 10-Q for the Quarter Ended March 31, 2010

Consolidated Balance Sheets, page 2
Consolidated Statements of Operations, page 33
Three Months Ended March 31, 2010 and 2009, page 33

4. We note the increase in the online education division and training center revenues of 8.3% and 12.3%, respectively. However, it appears that you had no growth in deferred revenue. Please tell us and address in your MD&A whether you experienced a decline in enrollment, what the reasons were, and what implications/impact you anticipate in subsequent quarters.

5. Tell us and discuss the nature of the decrease in cost of sales for your online education division and training center. In addition, expand to discuss the nature of the "low cost in this area" for your IT training center and quantify the decrease in cost of sales attributable to this center.

* * * *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director